Faegre Drinker Biddle & Reath LLP
320 South Canal Street, Suite 3300
Chicago, Illinois 60606
www.faegredrinker.com

October 7, 2022

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aspiriant Risk-Managed Capital Appreciation Fund (File Nos.: 333-250130; 811-23619) Aspiriant Risk-Managed Real Asset Fund (File Nos.: 333-249821, 811-23616)(together, the “Registrants” or “Funds”)

Dear Ms. Fettig:

The following responds to the Staff’s comments that you provided by telephone and via email on July 15, 2022 and telephone conference on October 4, 2022 regarding the Staff’s review of the Registrants’ Form N-CSR filings for their fiscal years ended March 31, 2022.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. Except for Comment No. 11, all disclosure changes will be reflected in future shareholder reports or N-CSR filings, as applicable.

1.	Comment: In future filings, please respond to Items 4(i) and 4(j) of the updated Form N-CSR.

Response: Each Registrant confirms that Items 4(i) and 4(j) are not applicable. However, the Registrants agree to respond to Items 4(i) and 4(j).

2.	Comment: In future filings, please include a sufficient description of the services for the fees in Items 4(b) and 4(c).

Response: Each Registrant confirms that it will include a sufficient description of the services for the fees disclosed in response to Items 4(b) and 4(c).

October 7, 2022

3.	Comment: Item 4(e)(2) requires the percentage of services for which the preapproval requirement was waived. Please change the Fund’s answer from 100% to 0% in future filings if the preapproval requirement was not waived.

Response: Each Registrant confirms that it will disclose 0% in response to Item 4(e)(2) if the preapproval requirement was not waived.

4.	Comment: See Schedule of Investments - Please confirm whether any of the private funds are affiliates that would require the affiliates disclosure that is required by Rule 12-14 of Regulation S-X. If a Fund holds affiliates and its ownership is 25% or more, the Fund will be deemed to have control. If a Fund holds controlled affiliates, please confirm the Fund performs the investment and income tests set forth in to Rule 1-02(w)(2) of Regulation S-X.

Response: None of the of the private funds disclosed in the Schedules of Investments are affiliates of the Funds. Each Registrant acknowledges that if any private funds are affiliates, the Registrant will include the disclosure required by Rule 12-14 of Regulation S-X, and if a Fund holds controlled affiliates, each Registrant confirms that it will perform the tests for significant affiliates set forth in Rule 1-02(w)(2) of Regulation S-X.

5.	Comment: See Schedule of Investments - Refer to Rule 12-12 of Regulation S-X, footnote 2, which requires the categorization of investments in other funds by type and related industry, country or geographic location. The schedule of investments seems to be categorized by type. Please revise to categorize by type and related industry or geographic location.

Response: Each Registrant acknowledges the Staff’s comment however it respectfully declines to categorize by industry, country or geographic location. Further categorization would not be meaningful since the Investments are all investment funds.

6.	Comment: See Statement of Asset and Liabilities - In reference to Rule 6-04.15 of Regulation S-X, please provide a line item for commitments and contingencies with a parenetical refence to the notes.

Response: Each Registrant agrees to provide a line item for commitments and contingencies with a parenthetical reference to the notes, as applicable.

7.	Comment: See Notes to Financial Statement – Please disclose the tax basis for distribution based on the fiscal year end. Please refer to FASB ASC 946-505-50-5.

Response: Each Registrant represents that tax character of distributions is disclosed based on its tax year because it represents final and accurate information. Any tax information provided for the interim period would be estimated and might be misleading. Each Registrant agrees to add a sentence explaining why the tax character of distributions is based on its tax year and not the fiscal year.

October 7, 2022

8.	Comment: For Item 8(a)(1), the Staff notes that the date should be as of the filing of the report and not as of the fiscal year. Please update.

Response: Each Registrant agrees to provide information responsive to Item 8(a)(1) as of the filing date of the report and not the fiscal year end.

9.	Comment: For Item 8(a)(3), please provide the date in which the information is provided.

Response: Each Registrant confirms it will include the date as of which the information is provided in response to Item 8(a)(3).

10.	Comment: For Item 8(a)(3), please explain whether the disclosure fully complies with the requirements of this item.

Response: Each Registrant confirms that the disclosure fully complies with requirements of Item 8(a)(3).

11.	Comment: For Item 13(a)(2), certification 4(d) includes outdated language. Please file an amended N-CSR to update the language in 4(d) of the certification.

Response: Each Registrant will file an amended Form N-CSR for the period ended March 31, 2022 to revise the certifications required by Item 13(a)(2).

12.	Comment: See Notes to Financial Statements, Note 2 – In future filings please include the valuation policy for mutual funds.

Response: Each Registrant confirms that it will include its valuation policy for valuing investments in mutual funds.

13.	Comment: The Staff notes that the audit opinion is dated beyond the 60 days from the fiscal year end, please explain how the Funds complied with Rule 30e-1(c) of the Investment Company Act of 1940.

Response: The Registrant acknowledges that the audit opinion was dated beyond the 60th day from the Registrant’s fiscal year end and that shareholder reports were not transmitted within 60 days of the fiscal year end. We note that the 60th day fell on a federal holiday (Memorial Day), and the audit opinion was dated the next business day and shareholder reports were transmitted on that day (61st day). For future filings, if the 60th day falls on a holiday or weekend, each Registrant acknowledges that it will transmit the filing within the 60 days.

October 7, 2022

14.	Comment: See Fund Management – In future filings, please disclose the term of office of the trustees.

Response: Each Registrant agrees to add the term of office of the trustees, as applicable.

15.	Comment: Note 1 of the financial statements of the Aspiriant Risk-Managed Capital Appreciation Fund discloses that the secondary investment objective of the Fund is to achieve returns with moderate correlation to equity and fixed income market. The Staff does not see this secondary objective disclosed in the prospectus. Please explain.

Response: The Fund had included a secondary investment objective in its pre-effective registration statement that it later removed in a subsequent amendment to its registration statement. The Fund will not include the disclosure regarding the secondary investment objective in its shareholder report.

16.	Comment: See Notes to Financial Statement - Notes 3 – Fair Value Disclosure – In reference to “Redemption Restriction Terms” the disclosure states that the investments maybe subject to lockup periods or investor and/or fund level gates. Please explain how the current disclosure complies with FASB ASC 820-10-50-6A(e).

Response: Each Registrant agrees to update its disclosure so that it is responsive to FASB ASC 820-10-50-6A(e).

Sincerely,

/s/ Veena K. Jain

Veena K. Jain